Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
October 21, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

# HSBC USA Inc.
## Buffered Autocallable Yield Notes with Rebate Return

▸ $6,390,000 Buffered Autocallable Yield Notes with Rebate Return Linked to the Worst of the Russell 2000® Index and the S&P 500® Index

▸ 18-month term

▸ Callable semi-annually at the applicable call premium (equivalent to 9% per annum) on or after April 21, 2016 if the level of each underlying is at or above its initial level

▸ If the notes are not called, a rebate return of 9% if the level of the least performing underlying does not decrease by more than 15%

▸ If the notes are not called, 1.1765x exposure to any decrease in the level of the least performing underlying beyond -15%

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Autocallable Yield Notes with Rebate Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is $982 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000.00 | $0.50 | $999.50 |
| Total | $6,390,000.00 | $3,195.00 | $6,386,805 |

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.05% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

# HSBC USA Inc.
## Buffered Autocallable Yield Notes with Rebate Return



This pricing supplement relates to a single offering of Buffered Autocallable Yield Notes with Rebate Return.  The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of two indices.  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below.  The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The Russell 2000® Index ("RTY") and the S&P 500® Index ("SPX") (each an "Underlying" and together the "Underlyings") |
| **Trade Date:** | October 21, 2015 |
| **Pricing Date:** | October 21, 2015 |
| **Original Issue Date:** | October 26, 2015 |
| **Final Valuation Date:** | April 21, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | April 26, 2017.  The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Call Feature:** | If the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date, the Notes will be automatically called, and you will receive the applicable Call Price on the corresponding Call Payment Date. |
| **Call Observation Dates:** | April 21, 2016, October 21, 2016, and April 21, 2017 (the Final Valuation Date), each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Call Payment Dates:** | April 26, 2016, October 26, 2016, and April 26, 2017 (the Maturity Date), each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Call Prices:** | The applicable Call Prices and Call Premiums are as follows: |

| Expected Call Observation Dates | Call Prices (per $1,000 Principal Amount) | Call Premiums |
|---|---|---|
| April 21, 2016 | $1,045 | 4.50% |
| October 21, 2016 | $1,090 | 9.00% |
| April 21, 2017 (Final Valuation Date) | $1,135 | 13.50% |

| | |
|---|---|
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value. |

| | |
|---|---|
| **Final Settlement Value:** | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: |
| | ■ **If the Final Return of the Least Performing Underlying is less than zero but greater than or equal to -15%**: |
| | $1,000 + ($1,000 x Rebate Return). |
| | ■ **If the Final Return of the Least Performing Underlying is less than -15%**: |
| | $1,000 + [$1,000 × (Final Return of the Least Performing Underlying + 15%) x Downside Leverage Factor]. |
| | For example, if the Final Return of the Least Performing Underlying is -30%, you will suffer a 17.65% loss and receive 82.35% of the Principal Amount. If the Final Level of the Least Performing Underlying is less than its Buffer Level, you will lose up to 100% of the Principal Amount. |
| **Rebate Return:** | 9% |
| **Downside Leverage Factor:** | 1.1765 |
| **Buffer Level:** | For each Underlying, 85% of its Initial Level. |
| **Least Performing Underlying:** | The Underlying with the lowest Final Return. |
| **Final Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

| | |
|---|---|
| **Initial Level:** | 1,144.948 for the RTY and 2,018.94 for the SPX, each of which was the Official Closing Level of the relevant Underlying on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the relevant Underlying on the Final Valuation Date. |
| **Official Closing Level:** | With respect to each Underlying, the Official Closing Level on any trading day for such Underlying will be the closing level of the Underlying as determined by the calculation agent as described under "Payment on the Notes—Official Closing Level" beginning on page PS-6. |
| **CUSIP / ISIN:** | 40433UBU9 / US40433UBU97 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to an offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any component security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control.  You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▶ The prospectus supplement at:  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

## PAYMENT ON THE NOTES

**Call Feature**

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date.  If the Notes are automatically called, investors will receive the applicable Call Price on the corresponding Call Payment Date.

**Maturity**

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Final Return of the Least Performing Underlying is less than zero but greater than or equal to -15%**:

 $1,000 + ($1,000 x Rebate Return)

■ **If the Final Return of the Least Performing Underlying is less than -15%**:

$1,000 + [$1,000 × (Final Return of the Least Performing Underlying + 15%) x Downside Leverage Factor].

For example, if the Final Return of the Least Performing Underlying is -30%, you will suffer a 17.65% loss and receive 82.35% of the Principal Amount. If the Final Level of the Least Performing Underlying is less than the Buffer Level, you will lose up to 100% of the Principal Amount.

**Official Closing Level**

With respect to each Underlying, the Official Closing Level on any trading day will be determined by the calculation agent based upon the closing level of such index, displayed on the following pages on the Bloomberg Professional® service: for the RTY, page "RTY <INDEX>" and for the SPX, page "SPX <INDEX>."  With respect to any of the foregoing, if the level for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor**

With respect to RTY, the Russell Investment Group is the reference sponsor. With respect to SPX, S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Level of each Underlying will be at or above its Initial Level on at least one Call Observation Date, including the Final Valuation Date, and if not, the Final Level of the Least Performing Underlying will be at or above its Buffer Level.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1.1765-to-1 basis.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to make an investment whose return is limited to the pre-specified Call Premiums or the Rebate Return, as applicable.

▶ You are willing to forgo dividends or other distributions paid on the stocks comprising the Underlyings.

▶ You do not seek current income from this investment.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Level of at least one Underlying will be below its Initial Level on each Call Observation Date, including the Final Valuation Date, and the Final Level of the Least Performing Underlying will be below its Buffer Level.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1.1765-to-1 basis.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You seek an investment whose return is not limited to the pre-specified Call Premiums or the Rebate Return.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Underlyings.

▶ You seek an investment with current income.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose your entire Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Buffer Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1.1765% for each 1% that the Final Return of the Least Performing Underlying is less than -15%. You may lose up to 100% of your investment at maturity.

**Your return on the Notes is limited.**

Your potential gain on the Notes will be limited to the Call Premium applicable to a Call Observation Date or the Rebate Return, regardless of the appreciation in the Underlyings, which may be significant. You will not receive a return on the Notes greater than the Call Premiums or the Rebate Return, as applicable.

**The Notes will not bear interest.**

As a holder of the Notes, you will not receive interest payments.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.**

If the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Level of the Least Performing Underlying is less than its Buffer Level, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called, the holding period over which you will receive the applicable Call Premium could be as little as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate

performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying of the two Underlyings to which the Notes are linked.

**Changes that affect the Underlyings may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of each Underlying concerning additions, deletions and substitutions of the constituents comprising that Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of that Underlying.  The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying.  The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you.  We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates.  Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs.  These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes.  If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs.  The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity.  Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date.  This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes.  We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such

reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The amount payable on the notes is not linked to the levels of the Underlyings at any time other than the Call Observation Dates, including the Final Valuation Date.**

The payments on the notes will be based on the Official Closing Levels of the Underlyings on the Call Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of each Underlying is greater than or equal to its Initial Level during the term of the Notes other than on a Call Observation Date but then drops on a Call Observation Date to a level that is less than its Initial Level, the Notes will not be automatically called. Further, if the Notes are not called, even if the level of the Least Performing Underlying is greater than or equal to its Buffer Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Buffer Level, the Payment at Maturity will be less, which could be significantly, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective levels on the Call Observation Dates, whether the Notes will be called and the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Call Observation Dates.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Small-capitalization risk.**

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level. We cannot predict the Official Closing Level of either Underlying on any Call Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the Notes.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Final Returns of the Least Performing Underlying from 0% (the Notes will be automatically called if the Final Return of Least Performing Underlying is greater than or equal to 0%) to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

- ▶ Principal Amount:     $1,000
- ▶ Hypothetical Initial Levels:     1,000 for the RTY and 2,000 for the SPX (the actual Initial Levels are set forth above)
- ▶ Buffer Level:     with respect to each Underlying, 85% of its Initial Level
- ▶ Rebate Return:     9%
- ▶ Downside Leverage Factor:     1.1765
- ▶ Call Premiums and Call Prices on the Call Observation Dates:

| Call Observation Dates | Call Prices | Call Premiums |
|---|---|---|
| April 21, 2016 | $1,045 | 4.50% |
| October 21, 2016 | $1,090 | 9.00% |
| April 21, 2017 (Final Valuation Date) | $1,135 | 13.50% |

| Hypothetical Final Return of the Least Performing Underlying | Hypothetical Payment at Maturity | Hypothetical Return on the Notes |
|---|---|---|
| 0.00% | N/A | N/A |
| -5.00% | $1,090.00 | 9.00% |
| -10.00% | $1,090.00 | 9.00% |
| -15.00% | $1,090.00 | 9.00% |
| -20.00% | $941.18 | -5.88% |
| -30.00% | $823.53 | -17.65% |
| -40.00% | $705.88 | -29.41% |
| -60.00% | $470.58 | -52.94% |
| -80.00% | $235.28 | -76.47% |
| -100.00% | $0.00 | -100.00% |

### Summary of the Examples

| | Notes Are Called on a Call Observation Date | | | | | | Notes Are Not Called on Any Call Observation Date | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Example 1 | | Example 2 | | Example 3 | | Example 4 | | Example 5 | |
| | RTY | SPX | RTY | SPX | RTY | SPX | RTY | SPX | RTY | SPX |
| Initial Levels | 1,000 | 2,000 | 1,000 | 2,000 | 1,000 | 2,000 | 1,000 | 2,000 | 1,000 | 2,000 |
| Buffer Levels | 850 | 1,700 | 850 | 1,700 | 850 | 1,700 | 850 | 1,700 | 850 | 1,700 |
| Official Closing Levels /Percentage Changes on the First Call Observation Date | 1,200/ 20% | 2,400/ 20% | 900/ -10% | 2,200/ 10% | 900/ -10% | 2,200/ 10.00% | 900/ -10% | 2,200/ 10% | 900/ -10% | 1,800/ -10% |
| Official Closing Levels /Percentage Changes on the Second Call Observation Date | N/A | N/A | 1,100/ 10% | 2,400/ 20% | 850/ -15% | 1,800/ -10% | 780/ -22% | 2,400/ 20% | 950/ -5% | 2,200/ 10% |

| Official Closing Levels /Percentage Changes on the Final Call Observation Date | N/A | N/A | N/A | N/A | 1,350/ 35% | 3,000/ 50% | 850/ -15% | 2,600/ 30% | 600/ -40% | 2,400/ 20% |
|---|---|---|---|---|---|---|---|---|---|---|
| Return of the Notes | 4.50% | | 9.00% | | 13.50% | | 9.00% | | -29.41% | |
| Call Price or Payment at Maturity per Note | $1,045 | | $1,090 | | $1,135 | | $1,090 | | $705.88 | |

*Notes Are Called on a Call Observation Date*

The Notes are called because the Official Closing Level of each Underlying is at or above its Initial Level on one of the three Call Observation Dates, and you will receive the applicable Call Price.

**Example 1—The Official Closing Level of each Underlying on the first Call Observation Date is greater than or equal to its Initial Level.**

Because the Official Closing Level of each Underlying on the first Call Observation Date (expected to be April 21, 2016) is at or above its Initial Level, the Notes are automatically called at the applicable Call Price of $1,045 per Note, representing a 4.50% return on the Notes.

**Example 2— The Official Closing Level of each Underlying on the second Call Observation Date is greater than or equal to its Initial Level.**

Because (i) the Official Closing Level of one Underlying on the first Call Observation Date is below its Initial Level and (ii) the Official Closing Level of each Underlying on the second Call Observation Date (expected to be October 21, 2016) is above its Initial Level, the Notes are not called on the first Call Observation Date but are automatically called on the second Call Observation Date at the applicable Call Price of $1,090 per Note, representing a 9% return on the Notes.

**Example 3— The Official Closing Level of each Underlying on the final Call Observation Date is greater than or equal to its Initial Level.**

Because (i) the Official Closing Levels of at least one Underlying on the first two Call Observation Dates are below its Initial Level and (ii) the Official Closing Level of each Underlying on the final Call Observation Date (which is also the Final Valuation Date) is above its Initial Level, the Notes are not called on the first two Call Observation Dates but are automatically called on the final Call Observation Date at the applicable Call Price of $1,135 per Note, representing a 13.50% return on the Notes.

*Notes Are Not Called on any Call Observation Date*

The Notes are not automatically called because the Official Closing Level of at least one Underlying is below its Initial Level on each Call Observation Date. Since the Notes are not called, the Payment at Maturity will be based on the Final Return of the Least Performing Underlying.

**Example 4— The Final Level of the Least Performing Underlying is greater than or equal to its Buffer Level.**

Because the Final Level of the Least Performing Underlying is greater than or equal to its Buffer Level, you will receive $1,090 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times 9\%) = \$1,090$$

**Example 5— The Final Level of the Least Performing Underlying is less than its Buffer Level.**

Because the Final Level of the Least Performing Underlying is less than its Buffer Level, you will receive $705.88 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + [\$1,000 \times (-40.00\% + 15\%) \times 1.1765] = \$705.88$$

In this example, you would lose some or all of your Principal Amount at maturity.

***If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Buffer Level, you will be exposed to any decrease in the level of the Least Performing Underlying beyond -15% on a 1.1765:1 basis and could lose up to 100% of your principal at maturity.***

## INFORMATION RELATING TO THE UNDERLYINGS

### Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of September 30, 2015 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

*For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 3, 2008 through October 21, 2015. The closing level for the RTY on October 21, 2015 was 1,144.948. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of September 30, 2015 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Industrials.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 3, 2008 through October 21, 2015. The closing level for the SPX on October 21, 2015 was 2,018.94. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



**The historical levels of the RTY and the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Levels of the RTY or the SPX on any Call Observation Date or the Final Valuation Date.**

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Call Observation Date and the Final Valuation Date. If the Notes are called, the calculation agent will determine the applicable Call Price based upon the Call Premiums and the amount of time that the Notes have been outstanding through the date of acceleration. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Level will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.05% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier call, sale or exchange and we intend to treat any gain or loss upon maturity or an earlier call, sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes

are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to notes issued before January 1, 2016. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

**TABLE OF CONTENTS**

# HSBC USA Inc.

## $6,390,000 Buffered Autocallable Yield Notes with Rebate Return

**October 21, 2015**

**PRICING SUPPLEMENT**